United American Petroleum Corp.

9600 Great Hills Trail, Suite 150W

Austin, TX 78759

(512) 852-7888

April 28, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United American Petroleum Corp. Schedule 14C

Filed January 31, 2014
File No. 000-51465

Dear Mr. Schwall:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of April 22, 2014 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your April 22, 2014 letter and we have set forth in italics the full text of the comments included in your letter for purposes of convenience.

1.	We note your responses to comments one and two from our letter to you dated March 19, 2014. We note the following statement in your proposed disclosure: “…the creditors are limited to converting an amount that does not exceed 4.99% of the Company’s number of outstanding shares of Common Stock. This means that Asher and JMJ are currently limited to converting their debt into approximately 4,999,000 shares apiece per conversion [emphasis added].”

Please enhance your disclosure to clarify the following:

·	Whether the 4.99% limit is an aggregate limit or a limit per conversion.
·	If the latter, whether there is a limit on the number of conversions that may occur and how often they may occur.
·	Whether the limit ceases to apply at some point in the future, and if so when.

We propose to amend the Purpose of the Increase in Authorized Common Stock section to read as follows:

The Company has entered into the following convertible promissory notes (“Notes”) with Asher Enterprises (“Asher”) and JMJ Financial (“JMJ”):

1.	A Note with Asher entered into on April 22, 2013 in the principal amount of $63,000 and a $50,000 Note with Asher entered into on August 22, 2013. These Notes have a maturity date of one year and accrue interest at 8% per year. Under these Notes, Asher may convert the amount due under the Notes into the Company’s Common Stock. The conversion price of each of the Asher Notes shall equal the greater of: (i) the Variable Conversion price (as defined herein); and (ii) the Fixed Conversion Price (as defined herein). The “Variable Conversion Price” shall mean 60% multiplied by the Market Price (defined as the average 3 lowest closing bid prices of the Common Stock during the ten day trading period ending one day prior to the date the conversion notice is sent). The “Fixed Conversion Price” shall mean $0.00005.

2.	A Note with JMJ Financial entered into on January 31, 2013 in the principal amount of $75,000. The Note has a one year maturity date and accrues interest of 12% per year. Under this Note, JMJ may convert the amount due under the Note into shares of the Company’s Common Stock. The conversion price is the lesser of $0.011 or 50% of the lowest trade price in the 25 days previous to the conversion.

The Asher and JMJ Notes limit each creditor from beneficially owning more than 4.99% of the Company’s Common Stock at any given time. This restriction is further explained below.

Because the potential conversion of the debt into equity results in the issuance of shares at a discount to the trading price, these issuances are dilutive to existing shareholders.

Consider the following examples for the Asher Notes, which are based upon the closing price for the Company’s common stock on March 31, 2014:

Amount due under Notes:	$102,810
Closing price of the Company’s Common Stock:	$0.0065
Market Price (Average lowest 3 closing bid prices of the Company’s Common Stock during the ten day trading period prior to the date of conversion):[1]	$0.0065

[1] This number assumes that the Market Price is equal to the most recent closing price for the Company’s Common Stock. We have made this assumption because we are unable to obtain the historical bid price of the Company’s Common Stock. This information is only available through sophisticated platforms such as those provided by Bloomberg, L.P. We do not have access to these platforms. As a result, it is likely that the Market Price will be lesser than the most recent closing price.

Variable Conversion Price (60% of Market Price):	$0.0039
Total number of shares of Common Stock into which Note could be converted:	26,361,538

Below is a similar example for the JMJ Note:

Amount due under Note:	$41,706
Closing price of the Company’s Common Stock:	$0.0065
Market Price (Average lowest 3 closing bid prices of the Company’s Common Stock during the twenty-five day trading period prior to the date of conversion):[2]	$0.0065
Variable Conversion Price (50% of Market Price):	$0.0033
Total number of shares of Common Stock into which Note could be converted:	12,638,182

These examples are to illustrate the potential dilution to shareholders only and do not take into consideration the beneficial ownership limitations in each Note.

The Asher Notes limit Asher from beneficially owning more than 4.99% of the Company’s Common Stock at any given time. This means that Asher cannot convert its Notes into Common Stock to the extent that a conversion would increase its beneficial ownership to more than 4.99% of the Company’s outstanding Common Stock. The Asher Notes do not contain any limits on the number of conversions that may occur and how often they may occur. The Asher Notes permit Asher to waive this 4.99% limit upon at least 61 days’ written notice to the Company. In the event of such an election, the 4.99% limit will remain in effect until the 61st day after the notice (or such other date as may be specified in the notice).

Similarly, the JMJ Note limits JMJ from beneficially owning more than 4.99% of the Company’s Common Stock at any time. This means that JMJ is limited to converting its Note into Common Stock to the extent that a conversion would

[2] This number assumes that the Market Price is equal to the most recent closing price for the Company’s Common Stock. We have made this assumption because we are unable to obtain the historical bid price of the Company’s Common Stock. This information is only available through sophisticated platforms such as those provided by Bloomberg, L.P. We do not have access to these platforms. As a result, it is likely that the Market Price will be lesser than the most recent closing price.

increase its aggregate ownership to more than 4.99% of the Company’s outstanding Common Stock. The JMJ Note does not contain any limits on the number of conversions that may occur and how often they may occur. The JMJ Note permits JMJ to waive this 4.99% limit upon at least 61 days’ notice to the Company. The JMJ Note does not contain a waiver provision of this 4.99% limit.

This means that Asher and JMJ are currently limited to owning approximately 4,999,000 shares apiece at any given time. Upon amendment of the Company’s articles of incorporation to increase the number of authorized shares of Common Stock to 750,000,000, Asher and JMJ will be able to own approximately 37,500,000 shares of Common Stock at any given time.

These Notes require the Company to maintain a certain number of shares of Common Stock available for issuance to creditors that wish to convert their Notes into Common Stock. As a result, the Company must increase the number of authorized shares of Common Stock in order to fulfill its obligations under the Notes in order to avoid default. In addition to complying with its existing obligations under the Notes, the Board has determined that it is in the best interest of the Company to maintain good relations with these creditors so that the Company may access additional capital in the future.

We intend to file a revised Schedule 14C with the changes referred to above immediately after we receive notice from the Staff that it deems these amendments adequate and that the Staff’s review is complete.

We acknowledge the following:

·	We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.
·	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Carey
Michael Carey
Chief Executive Officer